SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            -------------------------


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                For the period January 1, 2003 to March 31, 2003.

                                  ------------


                                  FUNDTECH LTD.
                 (Translation of Registrant's Name Into English)


            12 HA'HILAZON STREET, 5TH FLOOR, RAMAT-GAN 52522, ISRAEL
                    (Address of principal executive offices)



      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
      Form 20-F  X            Form 40-F
                ------                 ---

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
      Yes               No  X
         ---                --

      (If "Yes is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):  82-          .)
                                                  ----------



       Registrant's telephone number, including area code: 972 3 575-2750

                                EXPLANATORY NOTE

Attached is the following exhibit:

99.1 Press release (including Schedule A attached thereto), including unaudited interim consolidated financial statements for the three months ended March 31, 2003, released publicly on April 30, 2003.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       FUNDTECH LTD.


Date: April 30, 2003                      By: /s/ Yoram Bibring
                                             ------------------------------
                                             Yoram Bibring
                                             Chief Financial Officer